CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	As of January 31	As of October 31
(millions of US dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$149	$117
Accounts receivable, net	227	264
Notes receivable (Notes 3 and 8)	75	75
Unbilled revenue	92	86
Inventories, net (Note 4)	90	85
Income taxes recoverable	61	61
Current portion of deferred tax assets	20	20
Prepaid expenses and other (Note 5)	34	17
Assets held for sale (Note 6)	6	6
Total current assets	754	731

Property, plant and equipment, net	293	301
Deferred tax assets	98	95
Long-term investments (Note 7)	20	30
Other long-term assets (Note 8)	96	108
Goodwill	452	452
Intangible assets, net	146	155
Total Assets	$1,859	$1,872
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 13)	$252	$267
Current portion of deferred revenue	84	79
Income taxes payable	16	1
Current portion of long-term debt (Note 10)	36	19
Current portion of deferred tax liabilities	4	4
Total current liabilities	392	370

Long-term debt (Note 10)	240	263
Deferred revenue	13	10
Other long-term obligations	31	31
Deferred tax liabilities	101	108
Total liabilities	777	782

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 for January 31, 2009 and October 31, 2008, respectively (Note 12)	489	489
Additional paid-in capital	75	75
Retained earnings	303	301
Accumulated other comprehensive income (Note 18)	215	225
Total shareholders’ equity	1,082	1,090
Total liabilities and shareholders’ equity	$1,859	$1,872

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS [UNAUDITED]	Three months ended January 31
(millions of US dollars, except per share amounts)	2009	2008 Restated (Note 2(c))
Revenues
Products	$134	$151
Services	123	145
Reimbursement revenues	18	26
Total revenues	275	322

Costs and expenses
Direct cost of products	82	95
Direct cost of services	77	92
Reimbursed expenses	18	26
Selling, general and administration	60	64
Research and development	14	20
Depreciation and amortization	22	27
Restructuring charges - net (Note 13)	4	-
Change in fair value of embedded derivatives	3	4
Other (income) expenses – net (Note 14)	(2)	-
Total costs and expenses	278	328

Operating loss	(3)	(6)

Interest expense	(5)	(3)
Interest income	3	6
Change in fair value of interest rate swaps	-	2
Equity earnings (Note 20)	6	14
Income before income taxes	1	13

Income tax (provision) recovery (Note 15)
- current	(10)	(22)
- deferred	11	28
Net income	$2	$19

Basic and diluted earnings per share (Note 11)	$0.02	$0.16

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS [UNAUDITED]	Three months ended January 31
(millions of US dollars)	2009	2008 Restated (Note 2(c))
Net income	$2	$19
Foreign currency translation	(11)	(92)
Unrealized (loss) gain on available-for-sale assets, net of tax of $nil and $nil, respectively	(1)	1
Unrealized gain on net investment hedges, net of tax $nil and $4, respectively	-	18
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax of $1 and $2, respectively	2	(4)
Repurchase and cancellation of Common shares	-	(1)
Other comprehensive loss	(10)	(78)
Comprehensive loss	$(8)	$(59)

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(millions of US dollars)	2009	2008 Restated (Note 2(c))
Cash flows from operating activities
Net income for the period	$2	$19
Adjustments to reconcile net income to cash provided by (used in) operating activities (Note 16)
Items not affecting current cash flows	9	25
Net change in operating assets and liabilities	27	(138)
Cash provided by (used in) operating activities	38	(94)

Cash flows from investing activities
Purchases of property, plant and equipment	(7)	(13)
Proceeds on sale of property, plant and equipment	3	1
Proceeds from sale of businesses and investments	-	3
Proceeds on sale of short-term investments	-	101
Decrease (increase) in restricted cash	8	(1)
Cash provided by investing activities	4	91
Cash flows from financing activities
Repayment of long-term debt	(6)	(80)
Issuance of Common shares	-	1
Repurchase of Common shares	-	(5)
Cash used in financing activities	(6)	(84)

Effect of foreign exchange rate changes on cash and cash equivalents	(4)	(5)
Net increase (decrease) in cash and cash equivalents during the period	32	(92)
Cash and cash equivalents, beginning of period	117	222
Cash and cash equivalents, end of period	$149	$130

The accompanying notes form an integral part of these interim consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in millions of US dollars, except where noted]

1.	Basis of Presentation
These unaudited interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2008 audited annual consolidated financial statements for the year ended October 31, 2008, except as described in Note 2. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2008.

2.	Changes Affecting Fiscal 2009 Consolidated Financial Statements
(a)	Significant accounting policies
On November 1, 2008, the Company adopted the applicable portions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, including a three-level hierarchy based on the level of valuation inputs, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction that is not a forced liquidation or distress sale. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The adoption of SFAS 157 only impacted the Company’s disclosures as provided in Note 9.

On November 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with an option to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of FAS 159 did not have a material impact on the Company’s consolidated financial statements.

(b)	Recent accounting pronouncements
United States
As described above in Note 2(a), the Company adopted the applicable portions of SFAS 157 effective November 1, 2008. The effective date for SFAS 157 for the fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis has been deferred to fiscal years beginning after November 15, 2008 in accordance with FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157”.  The Company plans to adopt the deferred portion of SFAS 157 on November 1, 2009.  MDS currently does not expect the adoption of the deferred portions of SFAS 157 to have a material impact on the Company’s consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations (revised 2007)” (SFAS 141R). SFAS 141R requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. SFAS 141R also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.
The Company plans to adopt SFAS 141R on November 1, 2009 and is currently assessing the impact of SFAS 141R retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS 160), which is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The Company plans to adopt SFAS 160 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (SFAS 161), which is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. The Company plan to adopt SFAS 161 in its second quarter ending April 30, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued Financial Statement Position 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3).
FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The Company plans to adopt FSP 142-3 in its second quarter ending April 30, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

International Accounting Standards
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Company currently expects to adopt IFRS as its primary reporting standard when the US Securities and Exchange Commission (SEC) either requires domestic registrants in the US to transition to IFRS or when a majority of the Company’s competitors commence to report under IFRS.

(c)	MAPLE Facilities Project
During the fourth quarter of fiscal 2008, the Company reviewed its accounting for the transaction related to the 2006 Agreement with the Atomic Energy of Canada Limited (AECL) and determined that the original accounting treatment was not correct.  Instead, the portion of the 2006 Agreement relating to the 40 year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease. As a result, in fiscal 2006, MDS should have recorded the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced and interest expense associated with MDS’s construction costs should have been capitalized. In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS has no obligation to reimburse AECL for their incurred capital costs.

The resulting impact from the restatement of the 2006 transaction does not impact the current three months ended January 31, 2009 consolidated financial statements. The prior comparative three months ended January 31, 2008 is impacted as described in the following table.

Consolidated Statement of Operations	Three months ended January 31, 2008
	Previously Reported	Adjustments		Restated
Interest expense	$-	$3	(a)	$3
Income tax (provision) – deferred	7	(1)	(a)	6
Net income	$17	$2		$19
Basic and diluted earnings per share	$0.14	$0.02		$0.16

(a) Three months ended January 31, 2008 consolidated statement of operations adjusted for capitalized interest related to construction in-progress recorded under lease accounting and associated income taxes.

The Company is also involved in litigation with AECL. See Note 22 for details.

3.	Notes receivable
Included in notes receivable as of January 31, 2009 is a $62 million (October 31, 2008 - $62 million) non-interest bearing promissory note that matures on March 31, 2009 and the balance related to the current portion of other long-term assets as described in Notes 8(a) and (b).

4.	Inventories
	As of January 31	As of October 31
	2009	2008
Raw materials and supplies	$65	$60
Work-in-process	14	14
Finished goods	19	21
	98	95
Allowance for excess and obsolete inventory	(8)	(10)
Inventories, net	$90	$85

5.	Asset Backed Commercial Paper
Included in prepaid expenses and other is asset backed commercial paper (ABCP) with a fair value of $9 million. As of October 31, 2008, the Company held ABCP (Original notes) with a fair value of $9 million, which was designated as available for sale and included in long-term investments and other assets in the consolidated statements of financial position.

On January 21, 2009, the Pan-Canadian Investors Committee (the Committee) announced that the restructuring of the non-bank sponsored ABCP was completed. As part of the restructuring, the Company received $0.5 million of interest related to the Original notes for the period from August 1, 2007 to August 31, 2008. Although, the Company expects to receive additional interest for the period from September 1, 2008 to January 21, 2009, the date of implementation of the restructuring plan, no additional interest has been accrued as the amounts are not determinable due to the uncertainty related to the final costs of the restructuring plan, which are to be offset and netted against these final interest payments related to the Original notes.

In accordance with the restructuring, the Company exchanged its Original notes, with a par value of C$17 million, for longer-term Master Asset Vehicle II Class A-1, Class A-2, Class B, Class C, and CL13 notes (collectively, MAVII notes) with the same total par value. The Company recorded the MAVII notes at a fair value of $9 million and designated the MAVII notes as held for trading, which results in changes in fair value being recorded in the consolidated statements of operations. The fair value of the MAVII notes has been determined by fair valuing these notes using a probability-weighted discounted cash flow model making use of all currently available information and assumptions that market participants would use in pricing such investments. In determining the fair value of the MAVII notes, the Company reviewed information provided by the Committee, other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions.

The MAVII Class A-1, Class A-2, and Class B notes have interest rates of Bankers’ Acceptance (BA) rate less 50 basis points and mature on July 15, 2056, the Class C notes have interest rates of 20% per annum and mature on July 15, 2056, and the CL13 notes have interest based on the net rate of return generated by the related Specific Tracked Asset – Rocket Trust, Series A and mature on March 20, 2014.

6.	Assets Held for Sale and Impairment of Assets
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (SFAS 144), long-lived assets classified as held for sale are measured at the lower of cost or fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed. The Company classified certain operations as held for sale in accordance with SFAS 144.

During fiscal 2008, the Company adopted a plan to dispose of an office building in Phoenix, Arizona, which is part of MDS Pharma Services, which will no longer be utilized due to a move to another facility. Although the Company had originally estimated that the final sale and disposal of the asset would be completed by mid-2009, the ongoing global economic and market conditions have resulted in management updating its expectations such that the disposition is expected to be completed in 2010 due to these uncertain times. The Company continues to monitor economic and market conditions and has determined that no impairment loss is required as the carrying value of the building of $6 million does not exceed its fair value. Based upon the recent economic crisis and issues in the real estate market, the Company believes that it is reasonably possible, that if conditions continue to decline, this asset could become impaired and require the recording of a charge to the consolidated statements of operations. This asset is presented on the consolidated statements of financial position in “Asset held for sale” and is not being depreciated.

While the Company wrote down $320 million of goodwill related to its MDS Pharma Services business in the fourth quarter of fiscal 2008, the Company has significant goodwill and intangible assets associated with its MDS Analytical Technologies business. In addition, the Company is reviewing certain groups of property, plant, and equipment associated with its MDS Pharma Services business and other tax assets. SFAS 142, “Goodwill and Other Intangible Assets”, and SFAS 144 require that companies monitor their goodwill and long-lived assets for indicators of impairment and, if necessary, to perform tests for impairment on long-lived assets and goodwill at least annually. The fair value of the Company’s long-term assets are primarily based on its projections of future cash flows from its assets. If a prolonged deterioration of customer demand were to occur, this would impact the Company’s cash flows and the Company could be required to write down certain assets. While the Company did not identify assets that were required to be written down in its first quarter of fiscal 2009, further declines in forecasted cash flows in either MDS Analytical Technologies or MDS Pharma Services may represent an indicator of impairment, and result in a future write-down of assets. The Company would not expect these potential asset write-downs, if they were to occur, to affect the Company’s cash balances or liquidity position.

7.	Long-Term Investments
	As of January 31	As of October 31
	2009	2008
Investment in joint ventures (Note 20)	$14	$13
Equity investment(a)	5	5
Available for sale(b)	1	12
Long-term investments	$20	$30

(a)           Equity investment
The Company owns 45.7% of the outstanding shares of Lumira Capital Corp., (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.

(b)           Available for sale
Asset Backed Commercial Paper - See Note 5.

Investment in Entelos Inc.
The Company holds 6,732,232 common shares in Entelos Inc. (Entelos), a US based company listed on the London Stock Exchange. As of January 31, 2009, the Entelos shares have a fair value of $0.3 million (October 31, 2008 - $1.1 million).  Management assessed whether the decline in the market value of Entelos is other than temporary.  Based on the continued decline in the share price of Entelos since MDS acquired this investment and continued uncertainty as to Entelos’ ability to operate as a going concern, management has concluded that the impairment in the value of this investment is other than temporary.  As a result, a charge of $0.8 million (2008 - $nil) has been recorded in other income (expenses) - net in the consolidated statements of operations.

8.	Other Long-Term Assets
	As of January 31	As of October 31
	2009	2008
Restricted cash	$5	$13
Financial instrument pledged as security on long-term debt(a)	35	35
Long-term notes receivable(b)	26	30
Deferred pension assets (Note 19)	27	26
Other	3	4
Other long-term assets	$96	$108

(a)	Financial instrument pledged as security on long-term debt
This financial instrument is pledged as security on long-term debt, is classified as held to maturity, and is not readily tradeable as it defeases the long-term debt from the Government of Canada related to the original construction of the Maple Facilities. The financial instrument has a fair value that approximates its carrying value. The effective annual interest rate is 7.02% and it is repayable semi-annually over
15 years commencing October 2, 2000.  As of January 31, 2009, the fair value is $38 million (October 31, 2008 - $38 million), of which
$3 million (October 31, 2008 - $3 million) is included in notes receivable.

(b)	Long-term notes receivable
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million after discounting was received by the Company.  This non-interest bearing note receivable is repayable monthly over four years commencing in 2008.  All scheduled monthly payments due have been received. The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  As of January 31, 2009, the fair value is $37 million (October 31, 2008 - $40 million), of which $10 million (October 31, 2008 - $10 million) is included in notes receivable. The note receivable will be accreted up to its face amount of $43 million (C$53 million) over a period of four years.

9.	Financial Instruments
On November 1, 2008, the Company adopted SFAS 157, which establishes a framework for measuring fair value and related disclosures. The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of January 31, 2009:

Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$28	$-	$-	$28
Asset backed commercial paper (Note 5)	-	-	9	9
Available for sale	1	-	-	1
Derivative assets(a)	-	3	-	3
Derivative liabilities(a)	$-	$(21)	$-	$(21)

(a)                      The majority of derivatives entered into by the Company are valued using models that use relevant market inputs as no quoted market prices exist for the instruments. The valuation technique used and inputs required depend on the types of the derivative. The principal techniques used to value these instruments are through comparing the rates at the time that the derivatives are acquired to the period-end rates quoted in the market. The key inputs depend upon the type of derivative, and include interest rate yield curves, foreign exchange spot and forward rates, and forward points.

The following table presents the changes in the Level 3 fair value category for the three months ended January 31, 2009:

Description	As of October 31 2008	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements) net	Transfers in and/or out of Level 3	As of January 31 2009
		Earnings	Other
Asset backed commercial paper (Note 5)	$-	$-	$-	$9	$-	$9
Available for sale (Note 7(b))	$9	$-	$-	$(9)	$-	$-

10.	Long-Term Debt
		As of January 31	As of October 31
	Maturity	2009	2008
Senior unsecured notes(a)	2009 to 2014	$221	$227
Other debt(b)	2009 to 2015	55	55
Total long-term debt(c)		276	282
Current portion of long-term debt		(36)	(19)
Long-term debt		$240	$263

(a)           As of January 31, 2009, the Company has senior unsecured notes of $221 million (October 31, 2008 - $227 million) outstanding that bear interest at fixed rates between 5.52% and 6.19% per annum, of which $167 million is due in fiscal 2013.

(b)           As of January 31, 2009, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $39 million (October 31, 2008 - $39 million) discounted at an effective interest rate of 7% and repayable at $4 million per year with the remaining balance due April 1, 2015.  A long-term investment has been pledged as full security for the repayment of this debt (Note 8).

Other debt also includes an $8 million note payable (October 31, 2008 – $8 million) relating to assets purchased for the MALDI-TOF mass spectrometry operations.  The note bears interest at 4% and is payable on October 22, 2009.  The fair value of this debt approximates its book value.

Other debt also comprises obligations under capital leases of $8 million (October 31, 2008 – $8 million) and bears interest at various fixed rates.  The Company has numerous capital leases for both buildings and equipment. These leases are capitalized using interest rates considered appropriate at the inception of each lease.  Assets acquired under capital finance leases are included in the consolidated statements of financial position at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the consolidated statements of financial position and the interest element of the capital lease rental is charged to interest expense.

(c)           As of January 31, 2009, the Company has a C$500 million revolving credit facility available to fund its liquidity requirements. As of January 31, 2009, no amounts were drawn and outstanding under this facility, which expires in July 2010.

11.	Earnings Per Share
The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:
	Three months ended January 31
(number of shares in millions)	2009	2008 Restated (Note 2(c))
Weighted average number of Common shares outstanding – basic	120	123
Impact of stock options assumed exercised	-	-
Weighted average number of Common shares outstanding – diluted	120	123
Basic and diluted earnings per share	$0.02	$0.16

12.	Share Capital
The following table summarizes information on share capital as of January 31, 2009:

(number of shares in thousands)	Number	Amount
Balance as of October 31, 2008	120,137	$489
Issued	-	-
Repurchased and cancelled	-	-
Balance as of January 31, 2009	120,137	489

During the three months ended January 31, 2009, there were no cash dividends declared or paid as the Company discontinued its policy of paying regular dividends as of January 2007. In addition, due to restrictions in debt covenants on the Company’s long-term debt, the Company can no longer make further dividend payments or share repurchases for the foreseeable future.

During the three months ended January 31, 2009, the Company issued no Common shares (2008 – 462,000) under the stock option plan for proceeds of $nil million (2008 – $7 million).

During the three months ended January 31, 2009, the Company did not repurchase or cancelled any Common shares. During the three months ended January 31, 2008, the Company repurchased and cancelled 252,400 Common shares under a normal course issuer bid for a cost of $4.5 million of which $1 million was charged to share capital, $0.5 million was charged to OCI and $3 million was charged to retained earnings.

13.	Restructuring Charges – Net
As part of a review of the Company’s costs to align with its performance and the ongoing global economic crisis, a number of initiatives have been established during the three months ended January 31, 2009. On December 17, 2008, the Company announced its intention to restructure its MDS Analytical Technologies business by continuing to migrate certain manufacturing operations to Asia as well as doing other smaller initiatives involving MDS’s other business units. In total, restructuring efforts are estimated to cost $4 million, which primarily relates to a workforce reduction of over 200 individuals. The majority of the 2009 restructuring activities are expected to be completed in fiscal 2010.  In addition, the remaining fiscal 2008 and fiscal 2007 restructuring activities are expected to be completed in fiscal 2009.

As of January 31, 2009, the restructuring provision of $11 million (October 31, 2008 - $11 million) is reported in the consolidated statements of financial position as a component of accounts payable and accrued liabilities.  An analysis of the activity in the restructuring provision through January 31, 2009 is as follows:

	Expenses				Cumulative Activities		Provision Balance as of January 31
	2009	2008	2007	Total	Cash	Non-Cash	2009
Workforce reductions
- MDS Pharma Services	$ 1	$ 7	$ 16	$ 24	$ (17)	$ (3)	$ 4
- MDS Analytical Technologies	3	2	1	6	(4)	2	4
- Corporate and other	-	-	1	1	(1)	-	-
Restructuring charge	4	9	18	31	(22)	(1)	8
Contract cancellation charges
- MDS Pharma Services	-	-	5	5	(5)	-	-
- MDS Analytical Technologies	-	1	-	1	(1)	-	-
- Corporate and other	-	1	-	1	(1)	1	1
Restructuring charge	-	2	5	7	(7)	1	1
Equipment and other asset write-downs
- MDS Pharma Services	-	1	1	2	-	-	2
Restructuring charge	-	1	1	2	-	-	2
Other
- MDS Pharma Services	-	1	5	6	(6)	-	-
- Corporate and other	-	-	8	8	(7)	(1)	-
Restructuring charge	-	1	13	14	(13)	(1)	-
Total for Plan	$ 4	$ 13	$ 37	$ 54	$ (42)	$ (1)	$ 11

14.	Other (Income) Expenses - Net
	Three months ended January 31
	2009	2008
Write-down of investments/valuation provisions	$1	$-
Gain on sale of investment	-	(2)
Loss on sale of business	-	4
Gain on sale of property, plant, and equipment, net	(2)	-
Foreign exchange gain	(1)	(4)
Other	-	2
Other (income) expenses – net	$(2)	$-

15.	Income Taxes
A reconciliation of expected income taxes to reported income tax expenses is provided below.
	Three months ended January 31
	2009	2008 Restated (Note 2(c))
Expected income tax expense at the MDS’s 33% (2008 – 33%) statutory rate	$(1)	$(4)
(Increase) decrease in tax expense as a result of:
Tax credits for research and development	1	1
Differential foreign tax rates	2	2
Enacted tax rate changes on deferred tax balances	-	11
Foreign losses	(2)	(1)
Other	1	(3)
Income tax recovery	$1	$6

The Company’s total unrecognized tax benefits, excluding accrued interest and penalties, were $29 million and $29 million as of January 31, 2009 and November 1, 2008, respectively. There were no significant changes to unrecognized tax benefits during the quarter. The Company believes that due to the settlement of open tax authority audits, it is reasonably possible that unrecognized tax benefits will decrease by $6 million during fiscal 2009.

The Company accrues interest and penalties relating to uncertain tax positions in income tax expense. The amount of interest and penalties accrued as of January 31, 2009 and November 1, 2008 is $3 million and $4 million, respectively.  Approximately $1 million of accrued interest and penalties were paid in the three months ended January 31, 2009.

MDS is subject to taxation in Canada and the U.S., its principal jurisdictions, and in numerous other countries around the world. With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination. Tax returns filed in the US generally are not subject to examination for years before 2004, while 2004 and subsequent US tax filings generally remain open for audit by tax authorities. In certain circumstances, selective returns in earlier years are also open for examination.

16.	Supplementary Cash Flow Information
(a)	Items not affecting current cash flows comprise the following:
	Three months ended January 31
	2009	2008 Restated (Note 2(c))
Depreciation and amortization	$22	$27
Stock option compensation	-	1
Deferred income taxes	(11)	(11)
Equity earnings – net of distributions of $9 (2008 - $26)	3	12
Write-down of investments and other long-term assets	1	-
Loss (gain) on sale of business and other long-term assets	(2)	2
Mark to market of derivatives	3	4
Unrealized foreign currency translation (gains)	(3)	(4)
Other	(4)	(6)
	$9	$25

(b)	Net changes in operating assets and liabilities comprise the following:
Three months ended January 31
	2009	2008 Restated (Note 2(c))
Accounts receivable	$18	$10
Unbilled revenue	7	(8)
Inventories	(4)	1
Prepaid expenses and other	(8)	(15)
Accounts payable and accrued liabilities	(11)	(99)
Income taxes	17	(37)
Deferred revenue and other long-term obligations	8	10
	$27	$(138)

17.	Stock-Based Compensation

C$ Stock options	Number [in thousands]	Average Exercise Price
Stock options
Balance as at October 31, 2008	4,190	$19.92
Activity during the period:
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(307)	20.18
Expired	(50)	14.84
Balance as at January 31, 2009	3,833	$19.95

During the three months ended January 31, 2009, the Company granted no C$ stock options (2008 – 9,000) at an average exercise price of C$ nil (2008 – C$19.58). These options have a fair value determined using the Black-Scholes model of C$ nil per share (2008 – C$4.87) based on the following:

C$ Stock options	2009	2008
Risk-free interest rate	n/a	4.0%
Expected dividend yield	n/a	-%
Expected volatility	n/a	0.21
Expected time to exercise (years)	n/a	4.40

US$ Stock options	Number [in thousands]	Average Exercise Price
Stock options
Balance as at October 31, 2008	1,153	$15.88
Activity during the period:
Granted	46	6.14
Cancelled or forfeited	(21)	15.91
Balance as at January 31, 2009	1,178	$15.50

During the three months ended January 31, 2009, the Company granted 46,000 US$ stock options (2008 – 2,000) at an average exercise price of US$6.14 (2008 –US$ 18.78). These options have a fair value determined using the Black-Scholes model of US$1.47 per share (2008 – US$4.67) based on the following:

US$ options	2009	2008
Risk-free interest rate	1.7%	3.0%
Expected dividend yield	-%	-%
Expected volatility	0.31	0.22
Expected time to exercise (years)	4.20	4.40

The stock compensation expense for the three months ended January 31, 2009 was $1.5 million (2008 - $1.0 million).

Incentive Plans
During the three months ended January 31, 2009, the Company implemented a new Fiscal 2009 Mid-Term Incentive Plan (MTIP). The Fiscal 2009 MTIP vests on January 16, 2012 and the number of PSUs granted will be determined based on achieving a target rate for 2011 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

The Company records the cost of its MTIPs at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the 2006 to 2009 plans:

Liability	As of January 31	As of October 31
	2009	2008
Fiscal 2006 MTIP	$1	$1
Fiscal 2007 MTIP	-	-
Fiscal 2008 MTIP	1	2
Fiscal 2009 MTIP	1	-
Total	$3	$3

(Income) Expense	Three months ended January 31
	2009	2008
Fiscal 2006 MTIP	$-	$(5)
Fiscal 2007 MTIP	-	(2)
Fiscal 2008 MTIP	(1)	1
Fiscal 2009 MTIP	1	-
Total	$-	$(6)

18.	Accumulated Other Comprehensive Income
	As of January 31	As of October 31
	2009	2008 Restated (Note 2(c))
Accumulated other comprehensive income, net of income taxes, beginning of period	$225	$496
Foreign currency translation	(11)	(168)
Reclassification of realized loss, net of tax $nil and nil, respectively	-	3
Unrealized loss on available-for-sale assets, net of tax $nil and nil, respectively	(1)	(2)
Unrealized loss on net investment hedges, net of tax $nil and $10, respectively	-	(81)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax $1 and $5, respectively	2	(10)
Pension liability adjustments, $nil and $3, respectively	-	(7)
Repurchase and cancellation of Common shares	-	(6)
Accumulated other comprehensive income, net of income taxes, end of period	$215	$225

19.	Employee Benefits
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The following table represents the net periodic benefit cost of defined benefit pension plans.  The cost of other post-employment benefit plans was nil for the three months ended January 31, 2009 and 2008, respectively.

Defined Benefit Pension Plans
	Three months ended January 31
	2009	2008
Service cost	$-	$1
Interest cost	3	3
Expected return on plan assets	(3)	(4)
Net periodic benefit cost (credit)	$-	$-

20.	Related Party Transactions
The Company owns 50% interests in two partnerships, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, which are included in the Company’s MDS Analytical Technologies segment, that are subject to joint control. Under the terms of these joint ventures, the Company is entitled to a 50% share of the net earnings of the worldwide business that the Company conducts with its partners in these joint ventures, which perform sales and distribution for the mass spectrometry product line. These earnings include a share of the profits generated by the partners that are paid to the joint ventures as profit sharing. The Company also provides research and development and selling, general and administration services to these joint ventures. On November 21, 2008, Applera Corporation, the parent of Applied Biosystems, one of the Company’s mass spectrometer joint-venture partners, merged with Invitrogen Corporation to form Life Technologies Corporation (Life). The merger and formation of Life has not affected MDS’s joint venture business arrangements.

The Company reported revenues resulting from the transactions with MDS Analytical Technologies joint ventures amounting to $25 million and $36 million for three months ended January 31, 2009 and 2008, respectively, relating to the sale of goods under joint venture agreements.  The Company also reported services revenues relating to research and development and the provision of selling, general and administration services to these joint ventures.  These transactions are measured at their exchange amounts under usual trade terms.  Equity earnings from these joint ventures were $6 million for three months ended January 31, 2009 (2008 - $14 million).

During the first quarter 2009, the Company received $9 million in cash distributions from these joint ventures (2008 - $26 million).  As of January 31, 2009 and October 31, 2008, accounts receivable from these related parties were $19 million and $24 million, respectively.  Condensed combined financial information for these joint ventures is summarized below:

	Three months ended January 31
	2009	2008
Net revenues	$58	$87
Gross profit	32	51
Net earnings	$12	$28

	As of January 31	As of October 31
	2009	2008
Current assets	$36	$43
Long-term assets	26	28
	$62	$71

Current liabilities	$34	$41
Equity	28	30
	$62	$71

21.	Segmented Information
The Company operates within three business segments – MDS Pharma Services (pharmaceutical research services), MDS Nordion (medical isotopes and sterilization technologies), and MDS Analytical Technologies (analytical instruments).  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The following tables provide the Company’s segmented information.
Three months ended January 31, 2009
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$66	$68	$-	$134
Service revenues	106	-	17	-	123
Reimbursement revenues	18	-	-	-	18
Total revenues	124	66	85	-	275
Direct cost of products	-	(33)	(49)	-	(82)
Direct cost of services	(73)	-	(4)	-	(77)
Reimbursed expenses	(18)	-	-	-	(18)
Selling, general and administration	(27)	(9)	(17)	(7)	(60)
Research and development	-	(1)	(13)	-	(14)
Depreciation and amortization	(8)	(3)	(11)	-	(22)
Restructuring charges - net	(1)	-	(3)	-	(4)
Change in fair value of embedded derivatives	2	(5)	-	-	(3)
Other income (expenses) - net	-	-	3	(1)	2
Equity earnings	-	-	6	-	6
Segment (loss) earnings	$(1)	$15	$(3)	$(8)	$3
Total assets	386	302	842	329	1,859
Capital expenditures	$4	$1	$2	$-	$7

Three months ended January 31, 2008 Restated (Note 2(c))
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$59	$92	$-	$151
Service revenues	120	1	24	-	145
Reimbursement revenues	26	-	-	-	26
Total revenues	146	60	116	-	322
Direct cost of products	-	(34)	(61)	-	(95)
Direct cost of services	(88)	-	(4)	-	(92)
Reimbursed expenses	(26)	-	-	-	(26)
Selling, general and administration	(29)	(11)	(19)	(5)	(64)
Research and development	-	-	(20)	-	(20)
Depreciation and amortization	(9)	(3)	(15)	-	(27)
Change in fair value of embedded derivatives	-	(4)	-	-	(4)
Other income (expenses) - net	5	(4)	(2)	1	-
Equity earnings	-	-	14	-	14
Segment (loss) earnings	$(1)	$4	$9	$(4)	$8
Total assets	$805	$986	$854	$347	$2,992
Capital expenditures	$6	$3	$2	$2	$13

22.	Litigation
On November 11, 2008, the Company was served with a Statement of Claim related to repeat study costs and mitigation costs of
C$5 million and loss of profit of C$30 million. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  The Company has filed a statement of defence and intends to vigorously defend this action and has assessed this claim and no loss has been recorded.

On July 8, 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages.  MDS concurrently filed a court claim against AECL and the Government of Canada.  MDS is seeking against AECL (i) damages in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA) (a  loan agreement between the Government of Canada and MDS for C$100 million of which C$66 million is outstanding); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

23.	Comparative figures
Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.